SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Resolution of the Seventh Meeting of the Seventh Session of the Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 17, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolution of the Seventh Meeting of the Seventh Session

of the Board of Directors

The Company and all members of its board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 17 May 2012, the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened an extraordinary meeting (the “Meeting”), which was the seventh meeting of the seventh session of the Board, by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee of the Company sat in at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolution:

Resolution The termination of the appointment of Mr. Tang Chengjian as the Company’s Vice President with immediate effect was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Due to the work allocation of Mr. Tang Chengjian, the Board has decided to terminate the appointment of Mr. Tang as the Company’s Vice President. The Board is grateful to Mr. Tang for his contribution to the Company’s reform and development during his term of service.

Independent non-executive directors of the Company Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji expressed no disagreement to the aforesaid resolution.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 17 May 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

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